Exhibit 99.2

Chemomab Therapeutics Announces Third Quarter 2023 Financial Results and
Provides Corporate Update

—Continued Strong Progress in Advancing CM-101 Phase 2 PSC Trial Towards Completion
of Enrollment--On Track for Topline Readout in Second Half of 2024—

—Reiterates Guidance that Cash Reserves Are Sufficient to Fund the Company Through the End
of 2024, with Decreasing Quarterly Cash Burn Expected to Continue—

TEL AVIV, Israel ─ November 9, 2023 ─ Chemomab Therapeutics Ltd. (Nasdaq: CMMB) (Chemomab), a clinical stage biotechnology company focused on the discovery and development of innovative therapeutics for fibro-inflammatory diseases with high unmet need, today reported financial and operating results for the third quarter ended September 30, 2023, and provided a corporate update.

“Chemomab made excellent progress during the third quarter,” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. “Our focus on successfully completing our CM-101 Phase 2 trial in primary sclerosing cholangitis (PSC) is fueling rapid progress, as robust patient interest is enabling us to advance towards completion of the enrollment stage of the trial. We expect to provide more detail on projected trial completion and reporting timelines early in the new year.”

Dr. Mor added, “During the quarter we also participated in activities to raise awareness about PSC and the high unmet need for effective PSC therapies. We were an active participant in and supporter of the annual conference of the leading U.S. patient advocacy organization, which was complemented by our work with PSC advocates in Europe and Israel. We also continued to work closely with PSC key opinion leaders who are coordinating efforts to advance the evolving regulatory environment for PSC therapies, with the goal of incorporating new knowledge and improved technologies into regulatory decision-making. We expect that our ongoing collaborations with opinion leaders and patient groups will help us move expeditiously towards a Phase 3 registrational trial in PSC, if our current Phase 2 trial is successful.”

“We are also continuing our campaign to educate the scientific and medical communities about CCL24 and CM-101. We have an oral presentation and multiple posters at both the 2023 AASLD Liver Meeting® in Boston and the 2023 ACR Convergence conference in San Diego next week. Our continued success in achieving oral and poster presentations at top medical conferences highlights the scientific relevance of our CM-101 programs.”

“We are continuing to manage our resources prudently and expect our quarterly cash burn to continue to decrease in 2024. We reiterate our prior guidance that we believe we have adequate financial resources to both achieve our significant Phase 2 PSC topline data milestone and take us through the end of next year. We view the upcoming PSC milestone as a major catalyst for Chemomab. If successful, we expect the trial results to provide us a range of options for advancing CM-101 in PSC and other indications.”

“Finally, I want to note that despite the major challenges confronting Israel, we do not expect an impact on our ongoing activities. Currently, our headquarters and R&D operations in Tel Aviv are fully operational and our clinical development and medical affairs teams based in the U.S. are functioning normally, as planned. We would like to thank our employees and our many colleagues around the globe who have offered us tremendous support during this difficult time for Israel.”

Third Quarter 2023 Corporate Updates

Scientific Studies Accepted for Oral and Poster Presentations at 2023 AASLD The Liver Meeting® and at ACR Convergence 2023
Studies authored and co-authored by Chemomab scientists were accepted for presentation at two major U.S. medical conferences in November, including an oral presentation on PSC and a scientific poster at the AASLD The Liver Meeting® in Boston, as well as a poster presentation on the role of Chemomab’s CCL24 target in systemic sclerosis at the American College of Rheumatology Convergence 2023 conference in San Diego. Further details of the presentations will be released later this month.

Participated in Investor Conferences
Chemomab management recently participated in several investor conferences, including the 2023 Roth MKM Health Opportunities Conference and the 2023 H.C. Wainwright 25th Annual Global Investment Conference. During the quarter the Company was also proactive in reaching out to analysts and investors to educate them about Chemomab’s programs and our future plans.
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Third Quarter 2023 Financial Highlights

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Cash Position: Cash and cash equivalents were $21.4 million as of September 30, 2023, compared to $26.7 million for the quarter ended June 30, 2023. The Company currently expects its cash runway to last through year-end 2024.

◾
Research and Development (R&D) Expenses: R&D expenses were $3.4 million for the third quarter ended September 30, 2023, compared to $5.4 million for the same quarter in 2022. The decrease in R&D expense year-over-year primarily reflects a decrease in manufacturing costs for clinical supplies, which was partly offset by increases in the company’s clinical program activities.

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General and Administrative (G&A) Expenses: G&A expenses were $1.0 million for the third quarter ended September 30, 2023, compared to $2.9 million for the same quarter in 2022. The decrease was primarily due to a decrease in salaries and related benefits expenses as well as a decrease in non-cash share-based expenses.

◾
Net Loss: Net loss was $4.1 million, or a net loss of approximately $0.017 per basic and diluted share, for the third quarter ended September 30, 2023, compared to a net loss of $8.1 million, or a net loss of approximately $0.035 per basic and diluted share, for the quarter ended September 30, 2022.

The weighted average number of Ordinary Shares outstanding, basic and diluted, for the quarter ended September 30, 2023, was 236,449,153 (equal to 11,822,458 American Depository Shares) compared to 228,773,418 Ordinary Shares (equal to 11,438,671 American Depository Shares) for the quarter ended September 30, 2022.

For further details on Chemomab’s financial results for the quarter ended September 30, 2023, refer to the Report of Foreign Private Issuer on Form 6-K, which was filed with the SEC on November 9, 2023.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the clinical development pathway for CM-101; the future operations of Chemomab and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of Chemomab; the development and commercial potential and potential benefits of any product candidates of Chemomab; and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon Chemomab's current expectations. Forward-looking statements involve risks and uncertainties. Because such statements deal with future events and are based on Chemomab's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Chemomab could differ materially from those described in or implied by the statements in this presentation, including those found under the caption "Risk Factors" and elsewhere in Chemomab's filings and reports with the SEC. Chemomab expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Chemomab's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique and pivotal role of CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a monoclonal antibody designed to neutralize CCL24 activity. In preclinical and clinical studies, CM-101 appears safe, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported encouraging results from three clinical trials of CM-101 in patients, including a Phase 1b trial in NAFLD patients, a Phase 2a liver fibrosis trial in NASH patients and an investigator-initiated study in patients with severe lung injury. The CM-101 program for the treatment of systemic sclerosis is Phase 2-ready and a Phase 2 trial in primary sclerosing cholangitis patients is ongoing, with topline data expected in the second half of 2024. For more information about Chemomab, visit chemomab.com.

Contacts:
Media and Investors:
Barbara Lindheim
Consulting Vice President, Investor & Public Relations,
Strategic Communications
Phone: +1 917 355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com

Chemomab Therapeutics Ltd.
and its subsidiaries
Condensed Consolidated Balance Sheets

In USD thousands (except for share amounts)

	September 30,	December 31,
	2023	2022
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	9,156	13,519
Short term bank deposits	12,216	26,374
Restricted cash	72	77
Other receivables and prepaid expenses	922	1,766

Total current assets	22,366	41,736

Non-current assets
Long term prepaid expenses	603	733
Property and equipment, net	319	367
Operating lease right-of-use assets	130	227

Total non-current assets	1,052	1,327

Total assets	23,418	43,063

Current liabilities
Trade payables	731	1,688
Accrued expenses	3,007	3,378
Employee and related expenses	1,527	1,560
Operating lease liabilities	105	123

Total current liabilities	5,370	6,749

Non-current liabilities
Operating lease liabilities - long term	5	91

Total non-current liabilities	5	91

Commitments and contingent liabilities

Total liabilities	5,375	6,840

Shareholders' equity (*)

Ordinary shares no par value - Authorized: 650,000,000 shares as of September 30, 2023 and December 31, 2022	-	-
Issued and outstanding: 248,094,700 Ordinary shares as of September 30, 2023 and 232,636,700 as of December 31, 2022	-	-

Treasury share at cost (11,640,460 Ordinary shares as of September 30, 2023 and December 31, 2022)	(1,218)	(1,218)
Additional paid in capital	103,884	101,260
Accumulated deficit	(84,623)	(63,819)

Total shareholders’ equity	18,043	36,223
Total liabilities and shareholders’ equity	23,418	43,063

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Interim Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Operating expenses

Research and development	3,377	5,423	15,284	11,082

General and administrative	990	2,894	6,327	8,809

Total operating expenses	4,367	8,317	21,611	19,891

Financing expense (income), net	(231)	(237)	(807)	27

Loss before taxes	4,136	8,080	20,804	19,918

Taxes on income (tax benefit)	(55)	-	-	(544)

Net loss for the period	4,081	8,080	20,804	19,374

Basic and diluted loss per Ordinary Share (*)	0.017	0.035	0.092	0.085
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	236,449,153	228,773,418	226,449,755	228,349,115

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares